SANDRIDGE ENERGY, INC.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

July 30, 2019

Via EDGAR

Division of Corporation Finance

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Irene Barberena-Meissner

Re:	SandRidge Energy, Inc.

Registration Statement on Form S-3

File No. 333-232769

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SandRidge Energy, Inc. hereby requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-232769), to August 1, 2019 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

Thank you for your assistance in this matter.

SANDRIDGE ENERGY, INC.

Very truly yours,

/s/ Paul D. McKinney
Paul D. McKinney
President and Chief Executive Officer

cc: Michael J. Blankenship, Locke Lord LLP